Qtel Press Conference

Jakarta, Indonesia

June 9, 2008

Statement by the Chairman

Ladies and Gentlemen,

Assalamualaikum wa rahmatullahi wa barakatuh.

Let me welcome you all and thank you for coming at short notice. You are all aware that we are buying a controlling 40.8% stake in Indosat. Before we talk about that, let me firstly speak about why we decided to do this and what we hope to achieve in Indonesia. Dr Nasser, our CEO, will then talk a little about Qtel, who we are and what our strategy is.

The friendship between Qatar and Indonesia is well known. It has been demonstrated by several joint projects, most recently the US$1bn Qatar Indonesian Infrastructure fund announced last year. This transaction demonstrates the further strengthening of the bond between our countries.

We know that Indonesia is one of the most exciting and dynamic markets in the world. The communications sector is especially attractive. The price we have paid for our stake is just the beginning of our investment. In all our operations, we invest heavily in infrastructure, in people and in development for long term growth and value creation. We are a long term strategic investor, and we will further invest in Indosat to help it become Indonesia’s leading communication company.

We are purchasing the 40.8% stake in Indosat from AMH, a joint venture we created with Singapore Technologies Telemedia in March 2007. We are still partners with them at AMH for our investments in Singapore, Laos and Cambodia. Now, STT or AMH will no longer have any involvement with Indosat. Together with the Management Team and staff, they built a strong and successful business and they deserve respect for that. It is now up to us to take the business to new heights.

We know that many of you have questions about the court cases that are in appeal concerning the Indosat shares. Of course we were aware of these issues when we entered into this transaction.

We would like to emphasize that Qtel always pays close attention to respect the laws in the countries where we invest. The District Court ruling concerning the stake we are acquiring in Indosat is being appealed, and whatever the final outcome of the appeal, we will of course abide by it.

This transaction was a rare opportunity to invest in the 4th largest country in the world. We are paying S$2.4 billion in cash for 40.8%. This translates as Rupiah 7,388 per share which is a fair price for an excellent asset. This investment is value enhancing to our shareholders, and will be good for Indosat shareholders. We will make the appropriate announcements regarding the regulatory requirements as we go through the process. We look forward to working with all shareholders to develop the business further.

The Indosat Team has built a strong and professional business. We look forward to working with the management, employees and their representatives. We will contribute to Indosat operations but also benefit from Indosat’s experience in our other operations.

Thank you very much for coming to this press conference today.

I will now ask our group CEO, Dr. Nasser, to talk about Qtel and the transaction in a little more detail.

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